UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Driven by the goal to diversify its product offerings, to mitigate its operational risks and to better serve the global market, Nature Wood Group Limited (the “Company”) announces its strategic plan to enter into the decorative plywood market. The decorative plywood market is substantial on a global scale, encompassing sectors such as residential and commercial construction, furniture manufacturing, and interior design. To support this initiative, on September 23, 2024, Nuevo San Martin S.A.C., a subsidiary of the Company, entered into a rental agreement (the “Rental Agreement”) for the leasing of a manufacturing facility located in Pucallapa, Peru. The Rental Agreement will allow the Company to establish a dedicated factory for the production of decorative plywood. In addition, as announced in the Form 6-K of the Company dated March 4, 2024, we projected a revenue of $45 million for the fiscal year 2024. However, it is anticipated that we will not be able to meet this projection due to, among other things, (i) the downturn in property market in China, the Russia-Ukraine war and the Israel-Palestine conflict which continues to affect the home building and home renovation products market; (ii) shifting the market focus to Southeast Asia and America and developing the decorative plywood market; and (iii) slower-than-expected recovery of the hardwood market. In response to the change in market trends and as part of our cost control measures, the Company has strategically suspended operations at its existing facility in Iberia, Peru. By relocating and enhancing its production capabilities, the Company aims to position itself more competitively in the decorative plywood sector.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Hok Pan Se
	Name:	Hok Pan Se
Date: November 12, 2024	Title:	Director